HARDWIRED INTERACTIVE, INC.

1078 BUDAPEST

MAREK JOZAEF UTCA 35

HUNGARY

December 20, 2011

Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Hardwired Interactive, Inc.

Preliminary Information Statement on Schedule 14-C

Filed December 7, 2011

File No. 000-54562

Dear Mr. Riedler:

By letter dated December 15, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Hardwired Interactive, Inc. (the “Company,” “we,” “us” or “our”) with its comment on the Preliminary Information Statement on Schedule 14C, originally filed on December 7, 2011 (the “Current Report”).  We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment.  For your convenience, the comment is listed below, followed by the Company’s response.

1-for-110 Reverse Stock Split, page 5

1.

We note that your pending 1-for-110 reverse stock split will result in an increase in the number of your authorized but unissued common shares, and we further note your disclosure that this will provide you with greater flexibility to issue common stock from time to time. Please amend your information statement to state whether you have any current plans, agreements, etc. with respect to issuing any of the shares that will be authorized but not issued after the reverse stock split has been accomplished. If you have any such plans, agreements, understandings, etc., please note this in your disclosure and describe them. If you have none, please include a statement to that effect.

RESPONSE: At this time we have no plans, agreements or understandings with respect to issuing any of the shares that will be authorized but not issued after the reverse stock split has been accomplished.

Further, the Company acknowledges that:

(1)

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By: /s/ Peter Vasko

Peter Vasko

Chief Executive Officer